UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Active Power, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00504W100

(CUSIP Number)

Kinderhook, LP
2 Executive Drive, Suite 585
Fort Lee, New Jersey 07024

Attention: Tushar Shah

(201) 461-0955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00504W100
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen J. Clearman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0*
	8.	Shared Voting Power 17,632,985*
	9.	Sole Dispositive Power 0*
	10.	Shared Dispositive Power 17,632,985*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,632,985 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Includes 17,632,985 shares of common stock, par value $0.001 per share (the "Common Stock"), of Active Power, Inc., a Delaware corporation, held of record by Kinderhook, LP, a Delaware limited partnership (formerly known as Kinderhook Partners, LP). Based on 95,256,115 shares of Common Stock outstanding as of April 30, 2012 (as reported by the Issuer in Amendment No. 1 to its Registration Statement on Form S-3 filed on June 6, 2012), the 17,632,985 shares of outstanding Common Stock held by Mr. Clearman represents approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 30,000 shares of Common Stock and 30,000 restricted stock units which vest in three equal annual installments commencing June 5, 2013.

This Amendment No. 1 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on March 16, 2012 (together with this Amendment No. 1, the “Schedule 13D”), filed with respect to the Common Stock of Active Power, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background

Item 2 is amended by replacing the first paragraph of section (a) with the following paragraph:

This Schedule 13D is being filed by Kinderhook, LP, a Delaware limited partnership (formerly known as Kinderhook Partners, LP) (the “Partnership”), Kinderhook GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Kinderhook Partners, LLC, a Delaware limited liability company (formerly known as Kinderhook Capital Management, LLC) and the investment adviser to the Partnership (the “Advisor”), Stephen J. Clearman, the co-managing member of the General Partner and the Advisor (“Mr. Clearman”), and Tushar Shah, the co-managing member of the General Partner and the Advisor (“Mr. Shah” and, collectively with the Partnership, the General Partner, the Advisor and Mr. Clearman, the “Reporting Persons”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by inserting the following immediately after the first paragraph of paragraph (d):

Pursuant to Section 1 of the Letter Agreement between the Issuer and the Partnership dated March 7, 2012, the Partnership designated Stephen J. Clearman to be appointed as a member of the Issuer’s board of directors, and on June 5, 2012, Mr. Clearman was elected to the Issuer’s Board of Directors.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented by adding the following paragraph:

On June 5, 2012, in connection with his election to the Issuer’s Board of Directors, the Issuer granted Mr. Clearman an option to purchase 30,000 shares of Common Stock and 30,000 restricted stock units. The restricted stock units vest in three equal annual installments commencing June 5, 2013. The option has an exercise price of $0.78 per share and vests in three equal annual installments commencing June 5, 2013. Mr. Clearman has the sole power to vote and dispose of, and the sole power to direct the vote and disposition of, the shares of Common Stock issuable upon exercise of the option. Pursuant to Mr. Clearman’s arrangement with the Advisor with respect to director compensation, the proceeds from the sale of the shares underlying the restricted stock units and option are expected to be remitted to the Advisor. Accordingly, Mr. Clearman disclaims beneficial ownership of such securities.

Item 7.	Material to Be Filed as Exhibits

	Exhibit 1	Joint Acquisition Statement dated as of March 15, 2012 (incorporated by reference to Exhibit 1 of Schedule 13D filed on March 16, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINDERHOOK, LP By: KINDERHOOK GP, LLC

By:	/s/Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	June 12, 2012

KINDERHOOK GP, LLC

By:	/s/Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	June 12, 2012

KINDERHOOK PARTNERS, LLC

By:	/s/Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	June 12, 2012

/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Date:	June 12, 2012

/s/Tushar Shah
Name:	Tushar Shah
Date:	June 12, 2012